Form 6-K
No. 2

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of _______________November _______________2004,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.) (Registrant)
Date: November 24, 2004	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, Wednesday, November 24, 2004 Page 1 of 1

Electrolux will close cooker factory in Reims, France

(ELUX) In July 2004, Electrolux announced that it was investigating a possible closure of the cooker factory in Reims, France. The decision has now been taken to close the factory at the end of the first quarter 2005.

The employee representatives have been consulted regarding the conditions for the closure in accordance with French labor laws.

The Electrolux cooker factory in Reims has approximately 240 employees and produces cookers and built-in ovens. The closure of the factory will incur a total cost of approximately SEK 300m, which will be taken as a charge against operating income in the fourth quarter of 2004.

-end

Further information
The Electrolux Press Hotline is available at +46 8 657 65 07.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2003, Electrolux had sales of SEK 124 billion and 77,000 employees.